

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via Email
Irina Tchernikova
President
Vitas Group, Inc.
Italia #32-81 Y Mariana de Jesus
Quito, EC 170102 Ecuador

> **Re:** **Vitas Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-175590**

Dear Ms. Tchernikova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure on page 5 that you require a minimum of $50,000 to conduct your proposed operations. Please revise each instance where you disclose that offering proceeds will not be placed in an escrow account to explain why proceeds will not be placed in such an account in light of the risks to investors that you disclose. Additionally, please tell us what you believe is the public policy reason for permitting an offering to go effective without an offering minimum or an escrow account for investor proceeds for a company operating outside of the United States.

2. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

<u>Prospectus cover page</u>

3. Please revise the third paragraph to clarify, if true, that the offer will not be extended beyond 180 days from effectiveness.

4. Please disclose, here and in the plan of distribution section, whether subscriptions are revocable. If subscriptions are irrevocable, please add a risk factor discussing the attendant risks.

5. Please highlight the risks discussed in the last paragraph before the table by use of bolded or similar prominent type.

<u>Prospectus Summary, page 5</u>

6. In light of your extensive disclosure regarding the expenses of your reporting obligations as a smaller public company, please briefly explain in the summary why you believe a public offering of common stock is the best alternative for you to raise start-up capital at this point in time.

<u>Risk Factors, page 7</u>

7. Please discuss the risks of dilution to investors in the offering in the event you must raise additional funds through subsequent offerings of your common stock.

8. Please add a risk factor disclosing the risks to investors because offering proceeds will not be escrowed.

9. Please add a risk factor disclosing the risks to you because you do not intend to maintain insurance. We note in this regard your disclosure on page 27.

<u>If we are not able to effectively respond to competition, page 11</u>

10. Please revise this risk factor to disclose the risks to you because of the low barriers to entry in your industry. We note in this regard your disclosure on page 21.

<u>Use of Proceeds, page 13</u>

11. Please reconcile the allocation of $4,000 to purchase one boxing machine if you raise $25,000 from the offering with section 1 of the Sales Contract, which appears to require a minimum purchase of three machines per order.

12. It appears the net proceeds assuming all two million shares are sold should be $92,000. Please revise the table or advise.

Dilution of the Price You Pay for Your Shares, page 14

13. Please revise to discuss dilution to purchasers in the event 25% or 75% of the offering is subscribed.

Procedures for Subscribing, page 17

14. Please confirm that you will file the form of subscription agreement as an exhibit prior to effectiveness. We may have comments upon review of the exhibit.

Management's Discussion and Analysis, page 18

Plan of Operation, page 19

15. Please revise the second paragraph to briefly explain why you expect it will take eight months after completing the offering to have your machines in place. Also, please reconcile this disclosure with statements on page 21 and elsewhere in the prospectus that you will not begin generating revenues until twelve months after completion of the offering.

16. Please disclose why you have not undertaken to locate and negotiate venues for your machines. Since you disclose that you do not anticipate material costs to conclude agreements, it is unclear why you must wait until the offering concludes to engage property owners.

17. Please substantiate your claim in the last sentence of the third paragraph that strength testing amusement games "placed in high traffic location[s] can produce high revenue."

Liquidity and capital resources, page 22

18. Since the fixed costs of public company reporting is already reflected in the use of proceeds, it is unclear why you need to raise a minimum of $50,000 to have enough funds to operate for the next twelve months. Please revise your liquidity discussion to disclose all liquidity commitments you will incur once you commence operations. If there is a minimum amount of revenue from a minimum number of machines you must generate in order to break even, disclose this in the prospectus.

19. Please revise the second and third paragraphs on page 23 to clarify the extent to which you may be required to undertake private debt or equity offerings to commence operations and generate revenue. Your disclosure in these paragraphs implies that you must undertake subsequent private offerings to provide sufficient funding to begin generating revenues regardless of the proceeds from this offering. Please reconcile these statements with your disclosure in the fourth paragraph of your MD&A section.

Industry overview, page 25

20. Given that your initial operations will be limited to Quito, Ecuador, please expand your discussion of the market you will operate in, including disclosure of existing competitors.

21. Refer to the fifth sentence of the first paragraph of this section. Please revise to briefly explain what you consider to be a "significant amount of capital" and explain why $50,000 would not be a significant amount of capital in light of your business plan.

Profit Sharing Arrangements, page 26

22. Please disclose the estimated flat monthly fee or explain the considerations in determining the fee.

23. Please disclose the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder's fee, and monthly collection and maintenance costs. This information will allow investors to better assess the potential profitability of your business model.

Agreement with our supplier, page 27

24. We note the total sum of the contract with Punchline Brazil is $200,000 (or 50 machines at $4,000 per machine). Please clarify whether this provision obligates you to purchase 50 machines over the term of the agreement.

25. Please disclose that the advance payment is fifty percent of the purchase price.

Certain Transactions, page 36

26. Please revise the caption to identify the section as a discussion of related party transactions.

27. Please file a written description of the loan agreement with Irina Tchernikova. Refer to Item 601(b)(10)(iii) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 146.04, available on the SEC website at www.sec.gov.

Legal Matters, page 36

28. In the next amendment, name counsel giving the legality opinion and give its city and country.

Other

29. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

30. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 if you have any questions regarding these comments.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Luis Carrillo
        Carrillo, Huettel & Zouvas, LLP